UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CLEARBRIDGE ENERGY MLP FUND INC.
(Name of Issuer)

Series A Mandatory Redeemable Preferred Stock
(Title of Class of Securities)

1846922#7
(CUSIP Number)

January 8, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]       Rule 13d-1(b)
    [   ]       Rule 13d-1(c)
    [   ]       Rule 13d-1(d)

_______________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1846922#7	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Life Financial Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	150
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	150
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 78.95%

12	TYPE OF REPORTING PERSON HC

CUSIP No. 1846922#7	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:

ClearBridge Energy MLP Fund Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

620 Eighth Avenue, 49th Floor
New York, NY 10018
USA

Item 2.	(a)	Name of Persons Filing:

Sun Life Financial Inc.

Item 2.	(b)	Address of Principal Business Office:

150 King Street West
Toronto, Ontario, Canada M5H 1J9

Item 2.	(c)	Citizenship:

Canadian

Item 2.	(d)	Title of Class of Securities:

Series A Mandatory Redeemable Preferred Stock

Item 2.	(e)	CUSIP Number:

1846922#7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	[ ]	Broker or dealer registered under Section 15 of the Act;

	[ ]	Bank as defined in Section 3(a)(6) of the Act;

	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

	[]	An investment adviser in accordance with Rule 3d-1(b)(1)(ii)(E);

	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	[ ]	A non-U.S. institution in accordance with Rule 240.13d–1(b)(1)(ii)(J);

	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

CUSIP No. 1846922#7	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used herein are calculated based upon the shares issued and outstanding as of January 8, 2015 as reported on the Form 497 filed with the Securities and Exchange Commission on January 9, 2015.

	(a)	Amount beneficially owned: 150

	(b)	Percent of class: 78.95%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 150

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 150

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Sun Life Assurance Company of Canada; classification: insurance company.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Ntoice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

.
CUSIP No. 1846922#7	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:   January 15, 2015

SUN LIFE FINANCIAL INC.

By:	/s/ John T. Donnelly
Authorized Signatory

By:	/s/ Stephen Peacher
Authorized Signatory